PW RICHTER PLC

3901 Dominion Townes Circle, Richmond, Virginia 23223

Telephone: (804) 644-2182 * Writer’s Email: prosage@comcast.net * Web Site: www.pwrsec.com

Writer: Paul W. Richter, Attorney Member/Licensed Virginia #24968

December 1, 2015

VIA EDGAR – CONFIDENTIAL CORRESPONDENCE

William Mastrianna, Attorney Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

EXTENSION OF DEADLINE FOR RESPONSE TO SEC COMMENT LETTER

SINO PAYMENTS, INC.

FORM 10-K ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 2015

SEC FILE NO. 000-53537

Sir:

Per our telephone call today, the deadline for Sino Payments, Inc. (“SNPY”) to respond to the Commission’s Comment Letter, dated November 13, 2015, for the SNPY Form 10-K Annual Report for the fiscal year ended December 31, 2014, and file the responsive Form 10-K Amendment Number One has been extended to Friday, December 4, 2015. SNPY appreciates the Commission’s cooperation in this matter.

Sincerely,

/s/ Paul W. Richter

Paul W. Richter

Outside Legal Counsel to SNPY

cc:

Channing Au, Chief Financial Officer of SNPY

Kenneth Tan, Chief Executive Officer of SNPY